Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 8 DATED NOVEMBER 30, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006 and supplement no. 7 dated November 16, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition and related financing of four light industrial/flex buildings containing approximately 372,125 rentable square feet in Austin, Texas; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of November 29, 2006, we had accepted aggregate gross offering proceeds of approximately $83.2 million. As we have now satisfied the special minimum offering for Pennsylvania investors, on November 29, 2006, we began admitting Pennsylvania investors as stockholders.

Acquisition and Related Financing of Southpark Commerce Center II Buildings

On November 21, 2006, we purchased, through an indirect wholly owned subsidiary, four light industrial/flex buildings containing approximately 372,125 rentable square feet (the “Southpark Commerce Center II Buildings”) from Transwestern SF Partners I, L.P., which is not affiliated with us or our advisor. The Southpark Commerce Center II Buildings are located on an approximate 26.3-acre parcel of land at 4509 Freidrich Lane in Austin, Texas.

The purchase price of the Southpark Commerce Center II Buildings was approximately $28,400,000 plus closing costs. The acquisition was funded with proceeds from the two loans described below and proceeds from this offering.

In connection with the acquisition, we obtained a $18,000,000 fixed rate mortgage loan from a financial institution. The loan matures on December 6, 2016 and bears interest at a fixed rate of 5.6725% per annum. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to defease the entire loan (but not prepay) upon the later to occur of: (a) the forty-second payment date and (b) two years after the “start up day” of the REMIC trust established by the lender. This loan is secured by the Southpark Commerce Center II Buildings.

Also in connection with the acquisition, we obtained a $5,200,000 mezzanine loan from a financial institution secured by a 100% equity interest in the wholly owned subsidiary that holds title to the property. This loan matures on December 6, 2007 and bears interest at a variable rate. The interest rate for the first full eight months is 30-day LIBOR plus 150 basis points and for the next four months is 30-day LIBOR plus 250 to 350 basis points depending upon the outstanding balance of the debt. Monthly installments related to the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. The full, prompt and complete payment of the mezzanine loan when due is guaranteed by our Operating Partnership with respect to certain “bad boy” acts. The mezzanine loan may be prepaid in whole and in part without payment of any prepayment premium, except that interest through the next payment date must be paid.

The Southpark Commerce Center II Buildings were built in 2000 and are currently 98% leased to seven tenants, including Travis Association for the Blind (approximately 27%), Legerity, Inc. (approximately 19%), Wayport, Inc. (approximately 19%) and Esoterix, Inc. (approximately 11%). Travis Association for the Blind is a service oriented non-profit organization that receives, stores and ships clothing items for use by the armed forces. Wayport, Inc. serves the hospitality industry as a broadband provider and delivers high-speed Wi-Fi wireless and wired internet access to travelers in airports, hotels and McDonald’s nationwide. Legerity, Inc. is a leading provider of analog/mixed signal integrated circuits for wireless voice and data networks. Esoterix, Inc. is a wholly owned subsidiary of Laboratory Corporation of America Holdings and is one of the top providers of clinical laboratory services in the world. Its client base includes hospitals, physicians, pharmaceutical and biotechnology companies, research laboratories and managed care operations.

The current aggregate annual base rent for the tenants of the Southpark Commerce Center II Buildings is approximately $1.7 million. As of November 2006, the current weighted-average remaining lease term for the current tenants of the Southpark Commerce Center II Buildings is approximately 3.1 years. The Travis Association for the Blind lease expires on August 31, 2011, and the average annual rental rate for the Travis Association for the Blind lease over the remaining lease term is $5.35 per square foot. Travis Association for the Blind has the right, at its option, to terminate its lease if its contract with the US Department of Defense is (i) cancelled or (ii) amended to require the Travis Association for the Blind to reduce or expand by 25% or more and we cannot accommodate this requirement. If the Travis Association for the Blind were to terminate its lease, six months notice is required with the payment of three months gross rent plus unamortized commissions. The Wayport, Inc. lease expires on March 31, 2010, and the average annual rental rate for the Wayport, Inc. lease over the remaining lease term is $6.17 per square foot. Wayport, Inc. has the right, at its option, to extend the initial term of its lease for one additional five-year period provided that the tenant leases at least all of the original premises. The Legerity, Inc. lease expires on May 31, 2008, and the average annual rental rate for the Legerity, Inc. lease over the remaining lease term is $5.33 per square foot. The Esoterix, Inc. lease expires on December 31, 2008, and the average annual rental rate for the Esoterix, Inc. lease over the remaining lease term is $6.09 per square foot. Esoterix, Inc. has the right, at its option, to extend the initial term of its lease for two additional one-year periods.

We do not intend to make significant renovations or improvements to the Southpark Commerce Center II Buildings. Our management believes that the Southpark Commerce Center II Buildings are adequately insured.

Indebtedness

As of November 29, 2006, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was $122.4 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 7 to the prospectus.

SUPPLEMENTAL INFORMATION – The prospectus of KBS Real Estate Investment Trust, Inc. consists of this sticker, the prospectus dated January 13, 2006, Supplement No. 6 dated October 6, 2006, Supplement No. 7 dated November 16, 2006 and Supplement No. 8 dated November 30, 2006.

Supplement No. 6 includes:

•	an update on the status of the offering;

•	changes to the suitability standards applicable to investors in Arkansas, North Carolina and Ohio;

•	a change to make the minimum investment requirement in the offering $4,000 and information about the transferability of our shares;

•	the adoption of our share redemption program and subsequent amendment to our share redemption program;

•	information regarding our acquisitions since inception;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended June 30, 2006, filed on August 14, 2006;

•	financial statements and information regarding the prior performance of KBS-sponsored programs; and

•	other material items previously disclosed by supplement to the prospectus and other updates to the prospectus.

Supplement No. 7 includes:

•	an update on the status of the offering;

•	the execution of an agreement to acquire four light industrial/flex buildings containing approximately 372,125 rentable square feet in Austin, Texas;

•	the declaration of daily dividends and an advance by our advisor in connection with the declaration of dividends;

•	information regarding our indebtedness;

•	the renewal of our advisory agreement;

•	information with respect to our distribution policy;

•	the adoption of a policy by our board of directors prohibiting awards of shares of common stock to any person under our Employee and Independent Director Stock Plan;

•	an amendment to our share redemption program;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended September 30, 2006, filed on November 14, 2006; and

•	our unaudited financial statements and the notes thereto as of and for the three and nine months ended September 30, 2006.

Supplement No. 8 includes:

•	an update on the status of the offering;

•	the acquisition and related financing of four light industrial/flex buildings containing approximately 372,125 rentable square feet in Austin, Texas; and

•	information regarding our indebtedness.